SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                   Under the Securities Exchange Act of 1934*


                                 PHH Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693320202
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Alan Fournier
                         Pennant Capital Management LLC
                            26 Main Street, Suite 203
                                Chatham, NJ 07928
                                 (973) 701-1100
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 15, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 693320202                                            Page 2 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Pennant Capital Management LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNHED BY             --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
     * Calculated based on 54,256,294 shares of common stock outstanding as of July 16, 2008, as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2008.

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 693320202                                            Page 3 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Alan Fournier
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNHED BY             --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------
     * Calculated based on 54,256,294 shares of common stock outstanding as of July 16, 2008, as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2008.

     This Amendment No. 6 to Schedule 13D is filed on behalf of Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital"), and Alan Fournier, a United States citizen ("Mr. Fournier," and together with Pennant Capital, the "Reporting Persons"), and further amends the Schedule 13D originally filed on March 22, 2007, as amended by Amendment No. 1 thereto filed on April 30, 2007, Amendment No. 2 thereto filed on June 20, 2007, Amendment No. 3 thereto filed on August 3, 2007, Amendment No. 4 thereto filed on August 10, 2007 and Amendment No. 5 thereto filed on August 15, 2008 (all as amended by this Amendment No. 6, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of PHH Corporation, a Maryland corporation (the "Issuer"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is amended and restated as follows:

     Funds for the purchase of the shares of Common Stock reported herein to be held by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $145 million was paid to acquire the shares of Common Stock reported herein.

Item 5.   Interest in Securities of the Issuer

     Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) Pennant Capital is the manager of each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd., and consequently has voting control and investment discretion over the securities held by each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. Mr. Fournier is the managing member of, and thereby controls, Pennant Capital. As a result, Pennant Capital and Mr. Fournier may be deemed to have beneficial ownership of the Common Stock held by the Funds. As of the date hereof, the Funds collectively hold 5,407,141 shares of Common Stock representing 9.97% of the outstanding shares of Common Stock. The percentages used herein are based upon the 54,256,294 shares of Common Stock reported to be outstanding as of July 16, 2008 by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 8, 2008.

     (b) The Reporting Persons share voting and dispositive power over the 5,407,141 shares of Common Stock held directly by the Funds.

     (c) Annex I hereto sets forth certain information with respect to transactions by the Funds (at the direction of Pennant Capital and Mr. Fournier) in Common Stock during the past 60 days. All of the transactions set forth on Annex I were effected in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     The Funds have entered into certain standardized, cash-settled swap agreements with Morgan Stanley Capital Services, Inc., as the counterparty, for which the Common Stock is the reference security. Annex II hereto sets forth the date of each such swap agreement, the number of notional shares of Common Stock covered by each of the agreements, the reference price for the Common Stock covered by each agreement and the termination date of each agreement. Under each swap agreement, the Funds have taken the "long" side of the swap and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights or powers with respect to any shares of Common Stock as a result of the agreement. Neither Pennant Capital, Mr. Fournier nor any of the Funds is the beneficial owner of any shares of Common Stock as a result of the swap agreements described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such swap agreements. The swap agreements terminate on the dates set forth in Annex II hereto or upon the written notice of either party.

                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 17, 2008



                                             PENNANT CAPITAL MANAGEMENT LLC


                                             By: /s/ Alan Fournier
                                                 -------------------------------
                                                 Alan Fournier, Managing Member




                                             By: /s/ Alan Fournier
                                                 -------------------------------
                                                 Alan Fournier





               [SIGNATURE PAGE TO AMENDMENT NO. 6 TO SCHEDULE 13D
                        WITH RESPECT TO PHH CORPORATION]

                                     Annex I
                                     -------


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)



------------------ -------------------- -------------- -------------------------
       Date             Transaction         Shares         Price Per Share($)
       ----             -----------         ------         ------------------
------------------ -------------------- -------------- -------------------------
    8/21/2008               BUY             11,200                15.66
------------------ -------------------- -------------- -------------------------

                                    Annex II
                                    --------


               (Swap Agreements Covering Securities of the Issuer)

----------------- --------------- --------------------- ------------------------
       Date           Shares         Reference Price        Termination Date
       ----           ------         ---------------        ----------------
----------------- --------------- --------------------- ------------------------
    8/29/2008         250,000             15.30                 9/2/2010
----------------- --------------- --------------------- ------------------------
     9/2/2008         113,600             15.86                 9/4/2010
----------------- --------------- --------------------- ------------------------
     9/3/2008         50,900              15.95                 9/7/2010
----------------- --------------- --------------------- ------------------------
     9/4/2008         85,500              15.49                 9/8/2010
----------------- --------------- --------------------- ------------------------
    9/15/2008         100,000             14.01                 9/14/2010
----------------- --------------- --------------------- ------------------------
    9/16/2008         50,000              13.77                 9/15/2010
----------------- --------------- --------------------- ------------------------